Exhibit 99.5

TOWER ONE PROVIDES UPDATE ON SOUTH AMERICAN OPERATIONS

July 11th, 2018 - Vancouver, BC, Canada - Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces a comprehensive update on recent company milestones throughout Argentina, Colombia, and Mexico. The Company now has a total of forty (40) completed wireless towers throughout Argentina and Colombia with twelve (12) collocations hosting up to three (3) Mobile Network Operators per tower; and eight (8) additional towers are now under construction in Argentina. Tower One has a backlog of over three hundred (300) sites awarded for Build To Suit “BTS” tower construction and intends to aggressively expand its portfolio of completed and tenanted towers throughout 2018-2019.

Tower One Argentina
The Company has now completed the build-out of twenty-four (24) wireless towers throughout Argentina with eight (8) additional towers now under construction.
Collocations Argentina
Nine (9) towers have co-locations hosting multiple providers from the same tower location; up to three providers can co-locate on the same tower. Collocation on towers can provide the Company with over double the revenue with minimal capital cost to modify the tower. Five (5) additional towers are undergoing upgrades to host multiple providers and an additional fifteen (15) co-locations are under application. The applications are from two additional carriers in country. This brings our current portfolio to over 35, including Collocations.

Tower One Colombia
Twelve (12) towers have been completed to date in Colombia with three (3) active collocations. Thirty-five (35) approved tower sites have been secured for upcoming tower construction throughout Colombia. These 35 are part of the most recent awards in the country, which has seen two previous years of small infrastructure growth. The current backlog in Colombia is 50 sites. Tower One signed a Collocation Agreement with Claro in Colombia that allows the Company to lease tower sites to Claro. The Company can then potentially double revenue in the country by having a second tenant for all of its Colombian towers. Claro is part of América Móvil, a Mexican telecom group serving clients in Argentina, Brazil, Chile, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Uruguay.

Tower One Mexico
The Company recently acquired a Mexico-based tower company, which owns, builds and leases cellular towers to the telecom industry in Mexico. This includes a Master Lease Agreement (“MLA”) with AT&T, permitting it to be granted direct Build-To-Suit (“BTS”) opportunities for AT&T. The current build-out plan includes over 20 sites.

Alejandro Ochoa, CEO of Tower One, states: “Tower One’s business objective is to build over 300 tower sites; 40 towers have already been completed in Colombia/Argentina and eight additional towers are currently under construction in Argentina. Our next critical step as a growing tower company is to secure a permanent capital facility for this stage of our development. We intend to announce and close on such a facility shortly. All current towers have been financed on equity to date with minimal leverage.

TCTS Spin-Out:

The previously announced, upcoming Tower Services spin-out will provide Tower One shareholders with additional equity exposure in the growing telecom services sector, while allowing Tower One’s management team to focus on its core business of providing telecom infrastructure to carriers in Latin America. This business has seen strong growth, in Colombia and Argentina, along with new opportunities in Mexico.

About Tower One Wireless Corp.
Tower One owns, builds and leases cellular towers to wireless carriers on long term contracts. Tower One is one of the few publicly traded small cap companies in the tower and wireless infrastructure industry. Tower One is operated by a seasoned team of telecom and finance professionals with a history of success in the Latin American telecom industry. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

Contact Information
USA (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.